Exhibit 99.1

Daqo New Energy Announces Unaudited Second Quarter 2015 Results

CHONGQING, China—August 11, 2015—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the solar PV industry, today announced its unaudited financial results for the second quarter of 2015.

Second Quarter 2015 Financial and Operating Highlights

•	Polysilicon production volume(1) of 1,734 MT in Q2 2015, compared to 1,801 MT in Q1 2015
•	Polysilicon sales volume(1)(2) of 1,363 MT in Q2 2015, compared to 1,502 MT in Q1 2015
•	Polysilicon total production cost(3) of $12.98/kg in Q2 2015, compared to $12.80/kg in Q1 2015; cash cost(3) of $10.60/kg in Q2 2015, compared to $10.53/kg in Q1 2015
•	Average selling price (ASP) of polysilicon was $15.95/kg in Q2 2015, compared to $18.09/kg in Q1 2015
•	Wafer sales volume(2) of 18.3 million pieces in Q2 2015, compared to 18.1 million pieces in Q1 2015
•	Non-GAAP gross margin(4) of 19.6% in Q2 2015, compared to 28.0% in Q1 2015
•	EBITDA(non-GAAP)(1)of $8.4 million in Q2 2015, compared to $11.4 million in Q1 2015
•	Net loss attributable to Daqo New Energy shareholders of $0.9 million in Q2 2015, compared to net income attributable to Daqo New Energy shareholders of $1.2 million in Q1 2015

	Three Months Ended
US$ millions except as indicated otherwise	June 30, 2015	March 31, 2015	June 30, 2014
Revenues	34.3	41.9	43.7
Gross profit	3.6	8.5	10.1
Gross margin (%)	10.5%	20.2%	23.1%
Operating income	1.2	4.1	8.3
Net income (loss) attributable to Daqo New Energy shareholders	(0.9)	1.2	4.5
Basic earnings (loss) per ADS ($ per ADS)	(0.09)	0.12	0.57
Non-GAAP gross profit (4)	6.7	11.7	13.5
Non-GAAP gross margin (4) (%)	19.6%	28.0%	30.9%
EBITDA (non-GAAP) (4)	8.4	11.4	15.2
EBITDA margin (4) (%) (non-GAAP)	24.6%	27.3%	34.9%
Polysilicon sales volume (MT) (2)	1,363	1,502	1,406
Polysilicon production cost ($/kg) (3)	12.98	12.80	14.13
Polysilicon cash cost (excl. dep’n) ($/kg) (3)	10.60	10.53	11.48

Note:

(1)	In May 2015, Daqo New Energy conducted annual maintenance of its Xinjiang polysilicon facilities, which has affected the polysilicon production for five days. As a result, the production volume and sales volume of polysilicon in Q2 2015 decreased slightly as compared to Q1 2015.
(2)	Starting from the second quarter of 2015, the Company will report sales volumes of polysilicon and wafer, respectively, instead of shipment. The sales volume is the quantity of the goods which has been accepted by customers and thus the corresponding revenue has been recognized during the reporting period.
(3)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the quarter. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense in Xinjiang divided by the production volume in the quarter.
(4)	Daqo New Energy provides non-GAAP gross profit, non-GAAP gross margin, EBITDA and EBITDA margin on a non-GAAP basis to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned "Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

Commentary

In May 2015, we successfully completed the annual maintenance of our Xinjiang polysilicon facilities, which impacted polysilicon production for five days. In the second quarter of 2015, we produced 1,734 MT of polysilicon and sold 1,363 MT and 310 MT to our external customers and our internal wafer sector, respectively. Our total production cost for polysilicon was $12.98/kg and cash cost was $10.60/kg. The slight decreases in production and sales volume, and the increase in production cost as compared to Q1 2015, were the results of the planned shutdown related to our annual facility maintenance.

In the second quarter of 2015, we achieved EBITDA of $8.4 million, operating income of $1.2 million and recorded a net loss attributable to Daqo New Energy shareholders of $0.9 million. Although we are one of the lowest-cost polysilicon producers in the world, our profitability was negatively impacted by the decline in the second quarter’s ASP, which was $15.95/kg compared to $18.09/kg in the first quarter of 2015.

The pilot production for Phase 2B capacity expansion is running smoothly and on schedule. We expect to achieve full production capacity by the end of August, and reduce the total production cost to a level below $12.00/kg when fully ramped up.

In July 2015, we are very excited to have our new CFO Mr. Ming Yang on board. We believe his previous experiences including working on Wall Street in both buy-side and sell-side capacities, and also as the head of investor relations, will add great value to the Company in corporate finance, capital markets, business development and corporate strategy.

Also in July 2015, the board of directors approved our Phase 3A expansion project, which is expected to increase the polysilicon production capacity at our Xinjiang manufacturing site from the current level of 12,150 MT to 18,000 MT. We currently expect capital expenditures for the expansion project to be approximately RMB620 million and we anticipate to benefit from our ability to reutilize all possible idle polysilicon manufacturing equipment and related assets in Chongqing, as well as the existing shared facilities in Xinjiang. We have already started initial work related to the project including applications for relevant permits and approvals. Construction and equipment installation is expected to be completed by the end of 2016. We also expect to commence initial production of the Phase 3A project in the first quarter of 2017 and achieve full production capacity by the end of the second quarter of 2017. Our Phase 3A expansion project is a very important step towards our goal of becoming one of the world's top producers of high-purity polysilicon in terms of cost competitiveness, and will allow us to better serve the demand of the global solar PV industry.

Market outlook and Q3 2015 guidance

According to the announcement by China’s National Energy Administration, the newly added PV installation in China in the first half of 2015 was 7.7 GW. Towards the annual target of 17.8GW, 11.5GW has already been allocated to specific developers and an additional 2.2GW is in the process of obtaining approvals. We believe the installation in the second half of 2015 in China may potentially reach 10GW and the 17.8GW annual target is achievable. As for the global market, typically the installation in the second half of a calendar year may be 30~40% higher than in the first half. We expect to see strong demand in global solar markets in the second half of 2015, which may possibly improve polysilicon ASP in the second half of 2015. In addition, according to the announced policy regarding the suspension of “processing trade”, the polysilicon imported from the United States, Korea and Europe will be subject to different AD and CVD tariffs, on top of the import tariff of 4%, starting from September 1, 2015.

For the third quarter of 2015, the Company expects to sell 2,100 to 2,200 MT of polysilicon to external customers. The Company also expects to sell approximately 17.5 million to 18.0 million pieces of solar wafers. This outlook reflects our current and preliminary view as of the date of this press release and may be subject to change. Our ability to achieve this projection is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

Second Quarter 2015 Results

Revenues

Revenues were $34.3 million, compared to $41.9 million in the first quarter of 2015 and $43.7 million in the second quarter of 2014.

The Company generated revenues of $21.7 million from 1,363 MT of polysilicon sold, compared to $27.2 million from 1,502 MT of polysilicon sold in the first quarter of 2015, and $31.0 million from 1,406 MT of polysilicon sold in the second quarter of 2014. The decrease in polysilicon revenues as compared to the first quarter of 2015 was primarily due to the impact of lower selling prices and lower sales volume. The ASP of polysilicon in the second quarter of 2015 was $15.95/kg, compared to $18.09/kg in the first quarter of 2015. In May 2015, Daqo New Energy conducted annual maintenance in Xinjiang polysilicon facilities, which has affected the polysilicon production for five days. As a result, the production volume and sales volume of polysilicon in the second quarter of 2015 decreased slightly as compared to the first quarter of 2015.

The Company generated $12.6 million from 18.3 million pieces of wafer sold, compared to $14.7 million from 18.1 million pieces of wafer sold in the first quarter of 2015 and $12.7 million from 18.0 million pieces of wafer sold in the second quarter of 2014. The decrease in wafer revenues as compared to the first quarter of 2015 was primarily a result of the following reasons: first, we sold a larger volume of wafer through OEM service in the second quarter of 2015, and the revenue from wafer-OEM is lower because the raw material is provided by customers and the corresponding revenue only includes service fees; and second, the ASP of wafer slightly decreased as compared to the first quarter of 2015.

Gross profit and margin

Gross profit was approximately $3.6 million, compared to $8.5 million in the first quarter of 2015 and $10.1 million in the second quarter of 2014. Non-GAAP gross profit, which excludes costs related to the non-operational polysilicon operations in Chongqing, was approximately $6.7 million, compared to $11.7 million in the first quarter of 2015 and $13.5 million in the second quarter of 2014.

Gross margin was 10.5%, compared to 20.2% in the first quarter of 2015 and 23.1% in the second quarter of 2014. The decrease in gross margin was primarily the result of lower selling prices of polysilicon, as well as the impact of the planned annual maintenance.

In the second quarter of 2015, total costs related to the non-operational Chongqing polysilicon plant including depreciation were $3.1 million, compared to $3.3 million in the first quarter of 2015 and $3.4 million in the second quarter of 2014. Excluding such costs, the non-GAAP gross margin was approximately 19.6%, compared to 28.0% in the first quarter of 2015 and 30.9% in the second quarter of 2014.

Selling, general and administrative expenses

Selling, general and administrative expenses were $2.8 million, compared to $4.6 million in the first quarter of 2015 and $1.5 million in the second quarter of 2014. Of the selling, general and administrative expenses, approximately $0.5 million were share-based compensation expenses in the second quarter of 2015, compared to $1.8 million in the first quarter of 2015.

Research and development expenses

Research and development expenses were approximately $0.2 million, compared to $0.1million in the first quarter of 2015 and $0.2 million in the second quarter of 2014.

Other operating income (expense)

Other operating income was $667 thousand, compared to $298 thousand in the first quarter of 2015 and other operating expense of $4 thousand in the second quarter of 2014.

Operating income and margin

Operating income was $1.2 million, compared to $4.1 million in the first quarter of 2015 and $8.3 million in the second quarter of 2014. Operating margin was 3.6%, compared to 9.7% in the first quarter of 2015 and 19.1% in the second quarter of 2014.

Net Interest expense

Net interest expenses were $2.5 million, compared to $3.2 million in the first quarter of 2015 and $3.8 million in the second quarter of 2014.

EBITDA

EBITDA was $8.4 million, compared to $11.4 million in the first quarter of 2015 and $15.2 million in the second quarter of 2014. EBITDA margin was 24.6%, compared to 27.3% in the first quarter of 2015 and 34.9% in the second quarter of 2014.

Net loss / income attributable to our shareholders and loss / earnings per ADS

Net loss attributable to Daqo New Energy shareholders was $0.9 million, compared to net income attributable to Daqo New Energy shareholders of $1.2 million in the first quarter of 2015 and $4.5 million in the second quarter of 2014.

Loss per basic ADS was $0.09, compared to earnings per basic ADS of $0.12 in the first quarter of 2015, and $0.57 in the second quarter of 2014.

Financial Condition

As of June 30, 2015, the Company had $95.1 million in cash and cash equivalents and restricted cash, compared to $32.2 million as of March 31, 2015 and $77.7 million as of June 30, 2014. The increase in cash and cash equivalents and restricted cash was primarily due to the withdrawal of a RMB300 million project loan from Chongqing Rural Commercial Bank.

As of June 30, 2015, the accounts receivable balance was $7.0 million, compared to $8.8 million as of March 31, 2015. As of June 30, 2015, the notes receivable balance was $38.3 million, compared to $48.4 million as of March 31, 2015. As of June 30, 2015, total borrowings were $266.0 million, of which $100.0 million were long-term borrowings, compared to total borrowings of $222.2 million, including $74.2 million long-term borrowings as of March 31, 2015.

Cash Flows

For the six months ended June 30, 2015, net cash provided by operating activities was $32.1 million, compared to $29.1 million in the same period of 2014.

For the six months ended June 30, 2015, net cash used in investing activities was $56.2 million, compared to $30.9 million in the same period of 2014. The increase was primarily related to the capital expenditures of Xinjiang Phase 2B polysilicon project partially offset by the subsequent receipt of $5.1 million proceeds from the disposition of Nanjing Daqo in 2012.

For the six months ended June 30, 2015, net cash provided by financing activities was $75.7 million, compared to $52.8 million in the same period of 2014. The company conducted follow-on offerings in February 2015 and May 2014 with the net proceeds of approximately $28.0 million and $54.6 million, respectively. For the six months ended June 30, 2015, net proceeds from bank borrowings increased approximately $28.9 million as compared to the same period of 2014.

Non-GAAP Financial Measures

To supplement Daqo’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), Daqo uses in this press release non-GAAP gross profit and non-GAAP gross margin, which exclude costs related to the non-operational polysilicon operations in Chongqing. Such costs mainly consist of depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, which will be or are in the process of being relocated to the Company's Xinjiang facility. The Company would expect a majority of these costs, such as depreciation, will continue to occur as part of the production cost at the Xinjiang facilities subsequent to the completion of the relocation plan. Once these assets are placed back in service, the Company will remove this adjustment from the non-GAAP reconciling item. We also use EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenue. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP. Daqo believes that the non-GAAP financial measures facilitate investors’ and management’s comparisons to Daqo’s historical performance and assists management’s financial and operational decision making.

A reconciliation of Non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on August 11, 2015.

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
Hong Kong-local toll:	+852-301-84992
Beijing-local toll:	+86-105-357-3132
Mainland China toll free:	4001-201203
Hong Kong toll free:	800-905945

Participants please ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL: http://mms.prnasia.com/dq/20150811/default.aspx

A replay of the call will be available 1 hour after the end of the conference through August 18, 2015.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10070245

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) is a leading polysilicon manufacturer based in China. Daqo New Energy primarily manufactures and sells high-purity polysilicon to solar photovoltaic product manufacturers. It also manufactures and sells solar photovoltaic wafers. For more information about Daqo New Energy, please visit www.dqsolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2015 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to lower our production costs.. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Preliminary Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three Months Ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014

Revenues	$34,331	$41,870	$43,722
Cost of revenues	(30,740)	(33,401)	(33,634)
Gross profit	3,591	8,469	10,088
Operating expenses
Selling, general and administrative expenses	(2,827)	(4,574)	(1,549)
Research and development expenses	(203)	(111)	(192)
Other operating income (expenses)	667	298	(4)
Total operating expenses	(2,363)	(4,387)	(1,745)
Income from operations	1,228	4,082	8,343
Interest expense	(2,635)	(3,217)	(3,863)
Interest income	132	53	15
Foreign exchange gain (loss)	171	475	24
Loss (income) before income taxes	(1,104)	1,393	4,519
Income tax benefit (expenses)	178	(215)	-
Net (loss) income attributable to Daqo New Energy Corp. shareholders	$(926)	$1,178	$4,519

Net (loss) income	$(926)	$1,178	$4,519
Other comprehensive (loss) income:
Foreign currency translation adjustments	(46)	(93)	261
Total other comprehensive (loss) income	(46)	(93)	261
Comprehensive (loss) income attributable to Daqo New Energy Corp. shareholders	$(972)	$1,085	$4,780

(Loss) income per ADS
Basic	$(0.09)	$0.12	$0.57
Diluted	$(0.09)	$0.12	$0.57
Weighted average ADS outstanding
Basic	10,506,506	9,793,703	7,948,103
Diluted	10,506,506	9,946,986	7,970,887

Daqo New Energy Corp.

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014

ASSETS:
Current Assets:
Cash and cash equivalents	58,638	14,838	59,320
Restricted cash	36,452	17,333	18,363
Accounts receivable, net	7,042	8,816	6,820
Note Receivables	38,284	48,370	33,617
Prepaid expenses and other current assets	17,031	15,511	16,779
Advances to suppliers	1,794	1,520	1,663
Inventories	10,516	9,398	12,070
Amount due from related party	10,395	12,447	10,008
Total current assets	$180,152	$128,233	$158,640
Property, plant and equipment, net	569,119	559,591	480,681
Prepaid land use right	28,731	28,879	29,330
Other non-current assets	169	169	169
TOTAL ASSETS	$778,171	$716,872	$668,820

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	166,014	147,982	141,266
Accounts payable	19,391	17,579	16,984
Note payables	42,446	34,918	24,146
Advances from customers	7,862	6,871	10,707
Payables for purchases of property, plant and equipment	60,588	63,612	40,302
Accrued expenses and other current liabilities	8,111	9,184	7,013
Amount due to related party	108,885	95,654	86,489
Income tax payable	(34)	216	-
Total current liabilities	$413,263	$376,016	$326,907
Long-term borrowings	100,019	74,187	112,101
Advance from customers – long term portion	1,083	2,272	5,730
Other long Term Liabilities	26,252	26,414	26,907
TOTAL LIABILITIES	$540,617	$478,889	$471,645

EQUITY:
Ordinary shares	26	26	22
Treasury stock	(399)	(399)	(398)
Additional paid-in capital	233,791	233,250	202,536
Accumulated losses	(15,765)	(14,840)	(25,518)
Accumulated other comprehensive income	19,901	19,946	20,533
Total equity	$237,554	$237,983	$197,175

TOTAL LIABILITIES & EQUITY	$778,171	$716,872	$668,820

Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the Six Months Ended June 30,
	2015	2014
Operating Activities:
Net income	$252	$7,149
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,501	1,232
Inventory write-down	62	14
Allowance for doubtful accounts	37	(3,286)
Depreciation of property, plant and equipment	13,925	13,937

Changes in operating assets and liabilities:
Accounts receivable	734	6,376
Note receivables	12,020	(17,687)
Prepaid expenses and other current assets	(4,179)	7,093
Advances to suppliers	(439)	(802)
Inventories	(985)	(1,584)
Amount due from related parties	(4,581)	3,043
Amount due to related parties	6,884	(97)
Prepaid land use rights	312	1,047
Other non-current assets	-	4
Accounts payable	2,585	(710)
Notes payables	6,021	22,571
Accrued expenses and other current liabilities	(856)	(449)
Income tax payable	(34)	-
Advances from customers	(1,778)	(8,704)
Other long-term liabilities	(339)	(48)
Net cash provided by operating activities	$32,142	$29,099

Investing activities:
Purchases of property, plant and equipment	(47,091)	(21,314)
(Increase)/decrease in restricted cash	(14,254)	(9,537)
Proceeds from disposition of Nanjing Daqo	5,110	-
Net cash (used in) investing activities	$(56,235)	$(30,851)

Financing activities:
Proceeds from related parties loans	122,045	114,129
Repayment of related parties loans	(103,057)	(115,599)
Proceeds from bank borrowings	138,929	29,957
Repayment of bank borrowings	(110,428)	(30,331)
Proceeds from follow-on equity offering	30,030	58,000
Issuance cost for follow-on equity offering	(2,033)	(3,367)
Proceeds from options exercised	171	-
Net cash provided by financing activities	$75,657	$52,789

Effect of exchange rate changes	6	452
Net increase in cash and cash equivalents	51,570	51,489
Cash and cash equivalents at the beginning of the period	7,068	7,831
Cash and cash equivalents at the end of the period	$58,638	$59,320

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three Months Ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
Gross profit / (loss)	3,591	8,469	10,088
Costs related to the non-operational Chongqing polysilicon operations	3,139	3,275	3,441
Non-GAAP gross profit / (loss)	6,730	11,744	13,529

	Three Months Ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
Gross margin	10.5%	20.2%	23.1%
Costs related to the non-operational Chongqing polysilicon operations (proportion of revenue)	9.1%	7.8%	7.8%
Non-GAAP gross margin	19.6%	28.0%	30.9%

	Three Months Ended
	Jun. 30, 2015	Mar. 31, 2015	Jun. 30, 2014
Net income / (loss)	(926)	1,178	4,519
Income tax (benefit) expense	(178)	215	-
Interest expense	2,635	3,217	3,863
Interest income	(132)	(53)	(15)
Depreciation	7,040	6,885	6,877
EBITDA (non-GAAP)	8,439	11,442	15,244
EBITDA margin (non-GAAP)	24.6%	27.3%	34.9%

For further information, please contact:

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com

SOURCE: Daqo New Energy Corp.